EXHIBIT 99.1

Press Release dated July 20, 2004 announcing STET Hellas’ launch of “Mobile TV” and “Twin Card”.

NEWS FOR INVESTORS

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm
STET Hellas Telecommunications SA

STET HELLAS LAUNCHES NEW INNOVATIVE VALUE-ADDED SERVICES— “MOBILE TV” AND “TWIN CARD” COME TO GREECE

ATHENS, July 20, 2004 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced the launch of two new cutting-edge mobile services, as the first examples of “Phase 2” of the company’s re-branding project— the phase based on introducing innovative products and services first sampled in the Italian market while minimizing time to market in Greece.

“TIM Mobile TV” is an innovative service that provides contract customers who subscribe to the service, the ability to instantly transform their mobile handset into a mobile television simply by accessing either the appropriate TIM WAP page or through TIM Imagine, the company’s graphical user interface, where all available channels are listed.

At launch prominent Greek TV channels such as Antenna TV, the Greek Business Channel and MAD TV will be available to STET Hellas’ subscribers, allowing them to see “live” with approximately a twenty-second delay important local and international news, sports updates, entertainment reports and favorite video clips, and will be continuously expanded to include many more popular channels over the coming months.

“TIM Mobile TV” is offered free of charge through August but will be charged at € 0.0019 per kilobyte (€ 0.30/minute) after the expiration of this trial period. Any navigational charges incurred to access this service will be in effect as of the launch date. The service will be initially available through six terminals: Nokia’s 6600, 3650, 3660, 7610, and N-Gage, as well as Siemens’ SX1.

As the first mobile operator in Greece to launch mobile television, and one of the first operators worldwide following the TIM Group’s lead in Italy and South America, today’s launch solidifies STET Hellas’ pioneering role in the realm of advanced mobile services.

“TIM Twin Card” is another unique service STET Hellas introduced to the Greek market, that allows users to have two SIM cards with the same number, this way avoiding the hassle of switching SIM cards between mobile devices and is especially convenient for STET Hellas’ data-savvy business customers who regularly utilize a Data Card or a Palm Top to access the Internet as well as for many of the company’s customers who routinely swap between a permanent mobile handset placed in their automobile and another portable mobile handset.

These two new services follow the launch of “TIM 2inOne”, another unique service that STET Hellas introduced to Greece earlier this year,

allowing its customers to have two mobile numbers on one SIM card and thus easily switch between the two numbers through the 2inOne menu, choosing at any time to receive calls from either as well as from both numbers.

With today’s introduction STET Hellas fulfills its promise of remaining at the forefront of the evolution of mobile services by continuously rolling-out advanced and in-demand offerings for its customers, in line with its strategy of grasping new opportunities for continuous profitable growth.

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STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.